Exhibit 100.3

NICE inContact Announces New Partnerships in Australia Including
Converged Communication Network Applications and Byte

NICE inContact partners provide customer experience expertise and services throughout the
Americas, EMEA, APAC

Salt Lake City, August 28, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced the addition of multiple new partnerships in Australia which will bring NICE inContact CXone – the world’s #1 cloud customer experience platform – to contact center customers throughout the region. Converged Communication Network Applications Pty Ltd (CCNA) and Byte, among others, join hundreds of NICE inContact global partners with go to market, operations and services teams across the Americas, EMEA and APAC. These partnerships combined with NICE inContact CXone and global service teams support local, regional and multinational customers of all sizes.

To meet NICE inContact Certified Implementation Partner standards for exceptional service, individuals of NICE inContact partners must demonstrate an in-depth working knowledge of CXone application functionality to solve a variety of business problems. Certified Implementation Partners are required to complete an extensive online eLearning curriculum and instructor led training that teaches proven success factors for CXone implementation and design, as well as pass an exam that tests for readiness to successfully deploy CXone cloud customer experience platform.

Communication Network Applications Pty Ltd (CCNA) joins NICE inContact as a new Certified Implementation Partner. CCNA, based in Australia, is a national solution and service provider of converged voice, video, application, and data solutions for enterprise and government. CCNA solutions include IP telephony and video, networks, contact center applications, unified communications and desktop solutions.

Byte is a new NICE inContact Certified Implementation Partner with offices in Melbourne, Sydney and Canberra, Australia with 25 years’ experience in technology solutions and services. An IT and contact center services organization with over 100 employees, Byte delivers consulting, design, architecture, migration, adoption and change management services as well as managed services across customer experience, unified communications, data networking, cloud and end user compute.

Previously NICE inContact announced that NEC Australia and Optus are now offering CXone in Australia and New Zealand. Additional partners operating in Australia and New Zealand include Verizon, RingCentral, Atos, Fuze, Tradewinds, and Zendesk. Voice coverage is available through Telstra, Telecom New Zealand, Tata and BT.

Paul Jarman, NICE inContact CEO said, “To meet the needs of our customers in all global markets, we continue to add new partners that are located across the world and who understand the unique requirements of customers in specific countries. We are pleased to announce new partnerships in Australia and New Zealand, including CCNA and Byte. NICE inContact CXone helps organizations of all sizes in all industries achieve their business goals with a unified, intelligent and complete cloud customer experience platform.”

NICE inContact has a global partner ecosystem in the Contact Center as a Service (CCaaS) arena, spanning partners in the customer experience ecosystem including CRM, UCaaS, and carrier networks, as well as go to market partners; innovation partners including NICE inContact DEVone and CXexchange partners; and specialist Certified Implementation Partners.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.